[redacted]

RECEIVED
FEB 28 2011
SEC MAIL PROCESSING SECTION
WASH, D.C.
211

SECU 11016788 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAMILY INVESTORS COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 SOUTH AVENUE
(No. and Street)

FANWOOD (City) NJ (State) 07023 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED J. CHEMIDLIN, JR. (908)322-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, STE 7A (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JP 3/9/2011

OATH OR AFFIRMATION

I, FRED J. CHEMIDLIN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAMILY INVESTORS COMPANY, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO
Title

Notary Public

MILISSA HOOPLE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 05/07/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income and Comprehensive Income
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Stockholders of
Family Investors Company, Inc.
Fanwood, NJ

We have audited the accompanying statement of financial condition of Family Investors Company, Inc. as of December 31, 2010, and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Family Investors Company, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander LLP

New York, NY
February 22, 2011

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current assets		
Cash and cash equivalents	$	105,429
Receivables from non-customers		122,494
Securities owned - marketable		257,520
Prepaid insurance		1,557
Total current assets		**487,000**
Property and equipment, net of accumulated depreciation		**14,327**
Other assets		
Reserved cash		50,933
Security deposit		1,400
Total other assets		**52,333**
TOTAL ASSETS	**$**	**553,660**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	148,421
Deferred taxes		1,051
Total current liabilities		**149,472**
Stockholders' equity		
Common stock, no par value; 2,500 shares authorized, 1,175 shares issued and outstanding		52,750
Retained earnings		351,138
Accumulated other comprehensive income		300
Total stockholders' equity		**404,188**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**553,660**

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue		
12B-1 commission	$	704,569
Mutual funds regular commission		234,587
Annuities commission		188,088
Insurance commission		26,454
Equities commission		7,055
Other commission		4,825
Systematic plan commission		559
		1,166,137
Expenses		
Employee compensation and benefits		946,362
Payroll taxes		56,336
Rent		43,222
Advertising		18,533
Professional fees		16,277
Depreciation		6,413
Dues and subscriptions		5,461
Other operating expenses		78,016
		1,170,620
Loss from operations		(4,483)
Other income		
Interest and dividend income		9,921
Income before income taxes		5,438
Income tax expense		2,660
Net income		**2,778**
Other comprehensive income		
Unrealized gain on securities		25,324
Total comprehensive income	**$**	**28,102**

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Retained	Accumulated Other Comp.	
	Shares	Amount	Earnings	Income (Loss)	Total
Balance at January 1, 2010	1,175	$ 52,750	$ 348,360	$ (25,024)	$ 376,086
Net income	-	-	2,778	-	2,778
Other comprehensive income	-	-	-	25,324	25,324
Balance at December 31, 2010	**1,175**	**$ 52,750**	**$ 351,138**	**$ 300**	**$ 404,188**

The accompanying notes are an integral part of these financial statements.

FAMILY INVESTORS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 2,778
Adjustments to reconcile net income to net cash flows provided by operating activites:	
Depreciation	6,413
(Increase) decrease in operating assets:	
Receivables from non-customers	4,400
Interest receivable	722
Other assets	1,000
Prepaid insurance	(1,557)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	31,353
Total adjustments	42,331
Net cash provided by operating activities	45,109
Cash flows from investing activities:	
Purchase of marketable securities	(10,567)
Acquisition of office equipment	(5,378)
Net cash used in investing activities	(15,945)
Net increase in cash and cash equivalents	29,164
Cash and cash equivalents, reported at beginning of year	127,198
Reclassification of reserved cash from cash and cash equivalents	(50,933)
Cash and cash equivalents, beginning of year	76,265
Cash and cash equivalents, end of the year	$ 105,429
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 2,660

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Family Investors Company, Inc. (the "Company") was incorporated in the State of New Jersey on April 1, 1960. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Reserved Cash

Reserved cash is required to be deposited with the clearing broker in order to maintain a contractual clearing agreement.

Securities Transactions

The Company accepts customer orders and self clears the orders except for equity securities, which clear through another broker. The clearing broker settles the equity security transactions and pays the Company a commission.

Customer payments for investment company shares are in most cases payable directly to the investment company. The Company receives a commission check periodically from the fund company. In the event a customer check is payable to Family Investors Company, Inc. it is deposited into the trust account and a check for the actual cost of the shares less the Company's commissions is drawn from this trust account and sent to the investment company. The Company transfers commissions accumulated in the trust account periodically to the operating account.

Receivables from Non-Customers

Commission revenue and other fees due from the clearing broker and investment companies but not yet received that are expected to be collected within one year is recorded as receivables from non-customers at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Office equipment	7
Furniture and fixtures	5
Software	3

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue and Cost Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2010 was $18,533.

Income Taxes

Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Date of Management's Review

Management has evaluated subsequent events through February 22, 2011, which is the date the financial statements were available to be issued.

3) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities and mutual funds that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Cash and Cash Equivalents, Short-Term Financial Instruments, Receivables Due from Non-Customers and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities and Mutual Funds

Investments in equity securities and mutual funds that are classified as available-for-sale are recorded at fair value on a recurring basis. Investments in equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Investments in mutual funds are valued at the net asset value ("NAV") of shares held by the Company at year-end. Management believes that the valuations used in its financial statements are reasonable and are appropriately classified in the fair value hierarchy. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of December 31, 2010:

	Total	Level 1	Level 2	Level 3
Mutual funds	$ 243,282	$ -	$ 243,282	$ -
Equity securities	14,238	14,238	-	-
	$ 257,520	$ 14,238	$ 243,282	$ -

During the year ended December 31, 2010, the Company changed the fair value measurement of its mutual fund shares from Level 1 to Level 2 within the GAAP fair value hierarchy. Management believes the input valuations used are more appropriately classified under Level 2. The Company's policy is to recognize transfers in and transfers out as of the end of the reporting period.

3) RESERVED CASH

The Company is required to maintain reserve funds on deposit with the clearing broker. The required reserve at December 31, 2010 was $50,000. Cash on deposit in the reserve amounted to $50,933 at December 31, 2010.

4) RECEIVABLES FROM NON-CUSTOMERS

Amounts receivable from the clearing broker and investment companies at December 31, 2010 consist of fees and commissions receivable in the amount of $122,494. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

5) SECURITIES OWNED - MARKETABLE

As of December 31, 2010, the Company held $257,520 in equity securities and mutual fund shares classified as securities owned - marketable in the statement of financial condition. These securities are considered available-for-sale and are carried at fair value on a recurring basis. Net unrealized holding gains of $25,324 are recorded within accumulated other comprehensive income, a component of stockholders' equity.

6) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2010. Depreciation expense for the year then ended was $6,413.

Office equipment	$ 45,084
Furniture and fixtures	43,792
Software	4,807
	93,683
Less: accumulated depreciation	(79,356)
	$ 14,327

7) ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income consists of unrealized gains on securities of $300 as of December 31, 2010.

8) INCOME TAX MATTERS

Income tax expense consists of the following components:

New Jersey	$ 2,660
	$ 2,660

The Company's current deferred tax liability arose primarily from the net unrealized gain on securities. At December 31, 2010, deferred tax assets and liabilities are as follows:

	Federal	New Jersey	Total
Deferred tax assets	$ 1,721	$ 797	$ 2,518
Deferred tax liabilities	(2,439)	(1,130)	(3,569)
Net deferred tax liability	$ (718)	$ (333)	$ (1,051)

9) EMPLOYEE BENEFIT PLAN

The Company maintains a contributory profit sharing plan as defined under Section 401(k) of the U.S. Internal Revenue Code covering substantially all employees. Effective January 18, 2009, the Company contributes to the plan at a rate of 4% of the employees' eligible compensation. Employer contributions during the year ended December 31, 2010 were $34,247.

In addition, the Company has established a profit sharing plan which provides for discretionary contributions as determined annually by the Board of Directors. The Board of Directors has elected not to contribute to the profit sharing plan for 2010.

10) COMMITMENTS

The Company leases its office space under the terms of a non-cancelable operating lease expiring on January 1, 2011. Subsequent to year-end, the Company extended its office lease agreement for an additional three years, expiring January 1, 2014. Rental payments are subject to a 5% rent escalation per year. The Company also leases office equipment and is under contract to pay monthly fees for information technology services. Rent, equipment lease and computer expense for the year ended December 31, 2010 was $43,222, $4,259 and $2,542, respectively.

Future minimum payments under the non-cancelable office and equipment leases and information technology service agreement are as follows:

December 31,	
2011	$ 51,068
2012	47,643
2013	49,912
2014	2,260
2015	565
Thereafter	-
Total	$ 151,448

11) CONCENTRATION OF RISKS

The Company is engaged in various activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. For the year ended December 31, 2010, commissions from three companies represented approximately 75% of the total commissions earned. In addition, 12B-1, mutual funds regular and annuities commissions accounted for 60%, 20% and 16% of total commission revenues for the year.

11) CONCENTRATION OF RISKS (CONT'D)

The Company maintains its cash balances with various financial institutions. Cash balances held in banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2010, the cash balance held by the clearing broker totaled $50,933, and the cash balance held in a money market fund totaled $28,761. These balances are not insured by the FDIC.

12) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $250,353 which is $200,353 in excess of required net capital of $50,000. The Company's net capital ratio at December 31, 2010 is 0.60 to 1.

13) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

FAMILY INVESTORS COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2010

Total stockholders' equity			$ 404,188
Non-allowable assets, deductions and charges:			
Receivables from non-customers		96,129	
Property and equipment, net		14,327	
Prepaid insurance		1,557	
Security deposit		1,400	
Petty cash		200	
Total non-allowable assets, deductions and charges			113,613
Net capital before haircuts			290,575
Haircut under (c)(2)(vi)(J)	15.00%	38,628	
"Funds & Trusts" haircut under (c)(2)(vi)(D)(1)	2.00%	1,594	
			40,222
Net capital after haircuts			$ 250,353
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness of $149,572)			$ 9,965
Minimum dollar net capital requirement			50,000
Minimum capital required			50,000
Excess net capital			$ 200,353
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)			$ 235,406
Computation of aggregate indebtedness			
Total aggregate indebtedness in the statement of financial condition			$ 149,472
Percentage of aggregate indebtedness to net capital			60%
Ratio of aggregate indebtedness to net capital			0.60 to 1

See accompanying notes to the financial statements.

FAMILY INVESTORS COMPANY, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2010

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 250,353
Net capital, per report pursuant to Rule 17a - 5(d)	$ 250,353

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2010, filed on January 26, 2011.

See the accompanying notes to the financial statements.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

FAMILY INVESTORS COMPANY, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Stockholders of
Family Investors Company, Inc.
Fanwood, NJ

In planning and performing our audit of the financial statements of Family Investors Company, Inc. (the "Company") for the year ended December 31, 2010 (on which we issued our report dated February 22, 2011), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3 (Cont'd)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
February 22, 2011

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholders of
Family Investors Company, Inc.
Fanwood, NJ

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Family Investors Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Family Investors Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Family Investors Company, Inc.'s management is responsible for the Family Investors Company, Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the general ledger, noting no differences;

2. Compared the amounts reflected on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to the payment made with SIPC-6, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers relating to accruals, expenses, and the payment made with SIPC-6, supporting the adjustments noting no differences.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation (Cont'd)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rich and Bander, LLP

New York, NY
February 22, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

011190 FINRA DEC
FAMILY INVESTORS COMPANY INC 12*12
P O BOX 100
265 SOUTH AVE
FANWOOD NJ 07023-1368

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,404

B. Less payment made with SIPC-6 filed (exclude interest) (1,202)
8-2-2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,202

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,202

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Family Investors Company Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 21 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,201,382
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	214,542
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	25,324
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	239,866
2d. SIPC Net Operating Revenues	$ 961,516
2e. General Assessment @ .0025	$ 2,404
	(to page 1, line 2.A.)

FAMILY INVESTORS COMPANY, INC.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-11190

FOR THE YEAR ENDED DECEMBER 31, 2010

FAMILY INVESTORS COMPANY, INC.
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2010